UNITED STATES             OMB APPROVAL
                   SECURITIES AND EXCHANGE COMMISSION   OMB Number: 3235-0145
                          Washington, D.C. 20549        Expires:
                                                          December 31, 1997
                                                        Estimated average
                                                          burden hours per
                              SCHEDULE 13G                response   14.90

               Under the Securities Exchange Act of 1934
                          (Amendment No. 4)*

                         Westerbeke Corporation
                            (Name of Issuer)

                     Common Stock, $.01 Par Value
                    (Title of Class of Securities)

                               957547102
                             (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

<F*> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 957547102                13G

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John H. Westerbeke, Jr.
      ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

  NUMBER OF       {  5  SOLE VOTING POWER
                  {        1,178,250 shares    Includes:
   SHARES         {                               1,078,250 owned directly
                  {                                 100,000 exercisable stock
BENEFICIALLY      {                                         options
                  {
  OWNED BY        {  6  SHARED VOTING POWER
                  {        0
    EACH          {
                  {  7  SOLE DISPOSITIVE POWER
  REPORTING       {        1,178,250 Shares
                  {
   PERSON         {  8  SHARED DISPOSITIVE POWER
                  {        0
    WITH          {

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,178,250    Includes:
                      1,078,250 owned directly
                        100,000 exercisable stock options

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      54.4%

12 TYPE OF REPORTING PERSON*

      IN


<F*>                SEE INSTRUCTIONS BEFORE FILLING OUT!


Item l(a).  Name of Issuer

      The name of the issuer is Westerbeke Corporation ("Westerbeke").

Item l(b).  Address of Issuer's Principal Executive Offices

      The principal executive offices of Westerbeke are located at Avon Industrial Park, Avon, Massachusetts 02322.

Item 2(a).  Names of Persons Filing

      This statement is being filed by John H. Westerbeke, Jr.

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of John H. Westerbeke, Jr. is Avon Industrial Park, Avon, Massachusetts 02322.

Item 2(c).  Citizenship

      John H. Westerbeke, Jr. is a citizen of the United States.

Item 2(d).  Title of Class of Securities

      The securities to which this statement relates are shares of the common stock, $.01 par value (the "Common Stock"), of Westerbeke.

Item 2(e).  CUSIP Number

      The CUSIP number of the Common Stock is 957547102.

Item 3.     Not applicable.

Item 4.     Ownership

      (a) As of December 31, 1995, John H. Westerbeke, Jr. owned beneficially 1,178,250 shares (the "Shares") of Common Stock.

      (b)  The Shares represent approximately 54.4%  of the class of Common
Stock.

      (c) As of December 31, 1995, Mr. John H. Westerbeke, Jr. had (1) sole power to vote or to direct the vote of 1,178,250 Shares and (2) sole power to dispose of or direct the disposition of 1,178,250 Shares.

Item 5.     Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8.     Identification and Classification of Members of the Group

      Not applicable.

Item 9.     Notice of Dissolution of Group

      Not applicable.

Item 10.     Certification

      Not applicable.


Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 1996

                                    /s/ John H. Westerbeke, Jr.
                                        John H. Westerbeke, Jr.